UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Teekay Shipping Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Y8564W 10 3

(CUSIP Number)

Arthur F. Coady, President, Resolute Investments, Inc., TK House, Bayside Executive Park, West Bay Street & Blake Road,
P.O. Box AP 59214, Nassau, Bahamas, Tel: (242) 502-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y8564W 10 3			Page 2 of 5

1.	Name of Reporting Person: Resolute Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 32,631,380

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 32,631,380

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,631,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.1%

14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

     This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of Teekay Shipping Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at TK House, Bayside Executive Parks, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, Bahamas.

Item 2. Identity and Background

     This Schedule 13D relates to Resolute Investments, Inc., a corporation organized under the laws of The Bahamas (the “Reporting Person”), with its principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas. In the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is managed by Arthur F. Coady, a Director and its President, Bruce C. Bell, a Director and its Vice President, C. Sean Day, a Director and its Chairman of the Board and Lindsey J. Cancino, its Treasurer. The Reporting Person is entirely owned by The Kattegat Trust which has as its trustee, The Kattegat Trust Company Limited, the directors of which are Axel Karlshoej, Arthur Coady, Thomas K. Y. Hsu and Shigeru Matsui.

     Arthur F. Coady’s residence address is P.O. Box N-7776, Resolute Road, Lyford Cay, N.P. Bahamas. He is the Chairman of the Board of Oceanic Bank and Limited Trust, a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box – AP 59213, Nassau, Bahamas. In the past five years, Mr. Coady has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Coady is a citizen of Canada.

     Bruce C. Bell’s residence address is P.O. Box – N7776, Resolute Road, Lyford Cay, N.P. Bahamas. He is Managing Director of Oceanic Bank and Trust Limited , a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box – AP 59213, Nassau, Bahamas. Mr. Bell is also a director of the Issuer. In the past five years, Mr. Bell has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Bell is a citizen of Canada.

     C. Sean Day’s business address is Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830. Mr. Day is a director and Chairman of the Board of the Issuer. He is also Chairman of the Board of Seagin International LLC, whose principal business is management consultant and address is Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830. In the past five years, Mr. Day has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Day is a citizen of the United States of America.

     Axel Karlshoej’s residence address is 725 Sanborn Rd., Yuba City, California, USA 95993. He is President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is also a director of the Issuer. In the past five years, Mr. Karlshoej has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Karlshoej is a citizen of the United States.

     Thomas Kuo-Yuen Hsu’s residence address is 9 Bryanston Square, London, England, W1H 2DJ. He is Executive Director of Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of vessels, and whose address is 40 George Street, London, England, W1H 5RE. Mr. Hsu is also a director of the Issuer. In the past five years, Mr. Hsu has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Hsu is a citizen of the United Kingdom.

     Shigeru Matsui’s residence address is 2-10 Okamoto 3-Chome, Setagaya-Ku, Tokyo, 157-0076. He is president of Matsui & Company, whose principal business is ship brokerage, and address is #1103 Urban Shinbashi Bldg, 5-1 Shinbashi 4-Chome, Minato-Ku, Tokyo, 105-0004, Japan. In the past five years, Mr. Matsui has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Matsui is a citizen of Japan.

     Lindsey J. Cancino’s resident address is P.O. Box SS-19375, #9 Nelson Street, Blair Estates, Nassau, Bahamas. He is the chief financial officer of The Kattegat Trust Company Limited and also a Director of Oceanic Bank And Trust Limited, a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box AP-59213, Nassau, Bahamas. In the past five years, Mr. Cancino has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Cancino is a citizen of The Bahamas.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Issuer’s securities from the previous beneficial owners, Cirrus Trust and JTK Trust, pursuant to a reorganization of their holdings. Cirrus Trust and JTK Trust are under the common supervision of Messrs. Karlshoej, Hsu, Matsui and Coady, the same individuals who control the Reporting Person.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above for investment purposes. The Reporting Person has no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 32,631,380 shares of the common stock of the Issuer, representing approximately 39.1% of the Issuer’s outstanding common stock. The Reporting Person sold 225,300 shares of the common stock of the Issuer on November 29, 2004 and an additional 174, 700 shares of the common stock of the Issuer on February 1, 2005. Before these sales the Reporting Person owned 33,031,380 shares of the common stock of the Issuer, which effected a two-for-one stock split in May 2004.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Material to Be Filed as Exhibits

     None

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     March 30, 2005

RESOLUTE INVESTMENTS, INC.
/s/ Arthur F. Coady
Name:	Arthur F. Coady
Title:	Director and President

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